Exhibit 99.1

Pop Culture Group Co., Ltd Receives Nasdaq Notification Regarding Minimum Bid Price

Deficiency

XIAMEN, China, November 21, 2022 /PRNewswire/ -- Pop Culture Group Co., Ltd (“Pop Culture” or the “Company”) (Nasdaq: CPOP), a hip-hop culture company headquartered in China, received notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), dated November 17, 2022, that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on The Nasdaq Global Market (the “Nasdaq Global Market”). The Notification Letter is only a notification of deficiency and not a notice of delisting.

Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class A ordinary shares for the 30 consecutive business days from October 6, 2022 to November 16, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until May 16, 2023, to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the Company’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum for 10 consecutive business days. In the event the Company does not regain compliance by May 16, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Class A ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Pop Culture Group Co., Ltd

Headquartered in Xiamen, China, Pop Culture Group Co., Ltd is a hip-hop culture company. The Company aims to promote hip-hop culture and its values, and to promote cultural exchanges with respect to hip-hop between the United States and China. With the values of hip-hop culture at its core and the younger generation as its primary target audience, the Company hosts entertainment events, operates hip-hop related online programs, and provides event planning and execution services and brand promotion services to corporate clients. The Company has in recent years focused on developing and hosting its own hip-hop events. For more information, visit the Company’s website at http://ir.cpop.cn/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact that may have on the Company’s operations and the demand for the Company’s services, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the SEC.

For more information, please contact:

Pop Culture Group Co., Ltd

Investor Relations Department

Email: ir@cpop.cn

Ascent Investors Relations LLC

Tina Xiao

President

Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com